FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 15, 2020

Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes U.S. SMID Fund (the “Fund”)

Class A Shares

Class C Shares

Class R6 Shares

Institutional Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Kosoff:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on April 22, 2020, regarding its Post-Effective Amendment No. 30 under the Securities Act of 1933 and Amendment No. 31 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 13, 2020.

Comments 1 – 11 apply to the Prospectuses and SAIs, as applicable, of all share classes of the Fund.

COMMENT 1. General Comment: Hyperlinking

Please include hyperlinks for information incorporated by reference and for each exhibit listed in Item 28 of the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that hyperlinks will be included as required in the Registrant’s Rule 485(b) filing.

Comment 2. Prospectus Risk/Return Summary: Investments, Risks and Performance:

Please clearly explain how the Fund describes ESG and its specific areas of focus and methodology and how the Fund obtains this information.

Response:

The Registrant supplementally notes that the Fund will seek to consider environmental, social and governance (ESG) issues as one component, in addition to other factors, of its investment analysis and security selection process and that ESG factors do not necessarily influence an investment decision. The Registrant considers ESG factors as material, non-financial factors that could have an impact on a security’s performance. As currently described in the prospectus, the Adviser considers data on Hermes’ proprietary ESG dashboard, which contains a wide range of ESG factors and ranks companies on their behaviors versus peers. In response to the comment, and to clarify that ESG factors are one factor among many considered in the security selection process, the Registrant will revise the following disclosure in the investment strategy as follows:

“As part of the strategy’s assessment of quality and its approach to risk management, risks associated with a company’s approach to environmental, social and governance (ESG) issues, among other factors, are actively assessed. The Adviser considers data on Hermes’ proprietary ESG Dashboard, which contains a wide range of ESG factors and ranks companies on their behaviors versus peers. In making its investment decisions, the Adviser will seek to consider ESG issues with regards to the holding of either individual securities or various categories or classes of securities. These ESG considerations are intended to provide guidance on achieving best practice standards of corporate governance and equity stewardship in order to make informed investment decisions.

COMMENT 3. Prospectus Risk/Return Summary: Investments, Risks and Performance: Risk Disclosure related to the Effects of COVID-19 on financial markets

Significant market events have occurred since the Registrant’s Post-Effective Amendment was filed as a result of the coronavirus disease 2019 (COVID-19) pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events are affecting markets. If the Registrant believes that no additional disclosure is warranted, please explain in your response why additional disclosures are not required.

RESPONSE:

The Registrant has examined the Fund’s disclosures, including risk disclosures, and has added a new risk factor titled “Epidemic and Pandemic Risk” as a sub-section of “Risk Related to the Economy” in the statutory risk factors section. A related phrase has been added to the summary risk disclosure for “Risk Related to the Economy.” Please see the new disclosures, bolded and underlined, below:

Summary Risk

Risk Related to the Economy. The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets. Economic, political and financial conditions, industry or economic trends and developments or public health risks, such as epidemics or pandemics, may, from time to time, and for varying periods of time, cause the Fund to experience volatility, illiquidity, shareholder redemptions, or other potentially adverse effects. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Statutory Risk

Risk Related to the Economy

The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets based on negative developments in the U.S. and global economies. Economic, political, and financial conditions may, from time to time, cause volatility, illiquidity or other potentially adverse effects in the financial markets, including the fixed income market. The commencement, continuation or ending of government policies and economic stimulus programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets, including the fixed income markets, may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other factors, which could negatively impact the Fund’s performance. For example, the value of certain portfolio securities may rise or fall in response to changes in interest rates, which could result from a change in government policies, and has the potential to cause investors to move out of certain portfolio securities, including fixed-income securities, on a large scale. This may increase redemptions from funds that hold large amounts of certain securities and may result in decreased liquidity and increased volatility in the financial markets. Market factors, such as the demand for particular portfolio securities, may cause the price of certain portfolio securities to fall while the prices of other securities rise or remain unchanged. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

COMMENT 4. Prospectus Risk/Return Summary: Investments, Risks and Performance

Please consider including ESG-related risk disclosure, such as risk of underperformance or data availability, or explain to the Staff why ESG-related risk disclosure is not appropriate.

RESPONSE:

As noted above in comment #2, the use of ESG factors in the security selection process is one component among many factors that go into such process. However, in response to the comment, the Registrant will add the following risk-related disclosure:

SUMMARY PROSPECTUS

Environmental, Social and Governance Risk. The Adviser considers environmental, social and governance (ESG) issues as part of its security selection process. ESG factors are not the only factors considered by the Adviser and there is no guarantee the companies in which the Fund invests will be considered ESG companies or have high ESG ratings. Such considerations may fail to produce the intended result.

STATUTORY PROSPECTUS

Environmental, Social and Governance Risk

The Adviser considers environmental, social and governance (ESG) issues as part of its security selection process. ESG factors are not the only factors considered by the Adviser and there is no guarantee the companies in which the Fund invests will considered ESG companies or have high ESG ratings. Such considerations may fail to produce the intended result.

COMMENT 5. Prospectus Risk/Return Summary: Fund Management

With respect to the disclosure related to the relationship between the Adviser and the Sub-Adviser, please remove the underlined language below as it is not required, and thus not, permitted, in Item 5 of Form N-1A. It can be placed elsewhere in the prospectus.

“The Fund's Investment Adviser is Federated Global Investment Management Corporation. The Fund's Sub-Adviser is Hermes Investment Management Limited. Federated Hermes holds a majority 60% interest in the Sub-Adviser and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed between Federated Hermes and another shareholder of the Sub-Adviser, Federated Hermes anticipates holding an 89.5% interest in the Sub-Adviser.”

RESPONSE:

The Registrant will revise the Item 5 language to read as follows:

“The Fund's Investment Adviser is Federated Global Investment Management Corp., and the Fund’s Sub-Adviser, an affiliate of the Investment Adviser, is Hermes Investment Management Limited.”

The underlined language discussed above will no longer appear in the disclosure that addresses Item 5 of Form N-1A.  The Adviser will place the underlined language in the Statutory Prospectus at the end of the third paragraph under “Who Manages the Fund?”.

COMMENT 6. Item 9 Investment Strategy

In addition to any revisions made in response to Comment 2, above, please provide more details regarding the ESG criteria and the CGRI guidelines and how the Adviser uses these criteria and guidelines to determine which securities to buy and sell and when.

RESPONSE:

Similarly to comment #2, the Registrant confirms that ESG factors are one factor amongst others that the Adviser considers as part of the security selection process and that ESG factors do not necessarily influence a buy/sell decision. Based on the current disclosure and the additions made in response to comment #2 and #4, the Registrant believes that its disclosure regarding its ESG criteria and the CGRI guidelines is appropriate.

COMMENT 7. Prior Performance of Composite Accounts Similarly Managed by Sub-Adviser:

Please state that the Composite includes all UCITS, funds and accounts with substantially similar investment objectives.

RESPONSE:

The Registrant confirms that the Composite includes all UCITS, funds and accounts with substantially similar investment objectives and will add the requested disclosure as part of the Fund’s 485(b) filing.

COMMENT 8. Prior Performance of Composite Accounts Similarly Managed by Sub-Adviser:

Did the Composite have an ESG component for the past 10 years? If not, please explain why the Registrant believes that the fund strategies are substantially similar.

RESPONSE:

The Registrant notes supplementally that the Composite’s strategy began utilizing ESG tools and resources in 2011 and operates similar to the manner in which the Fund will operate, as ESG factors are just one factor among many considered when managing the Composite. Accordingly, the Registrant believes that the strategies of the Composite and the Fund are substantially similar because the Fund, like the Composite, may incorporate the use of ESG as one part of its security selection process within the entire context of investment decision-making process. In addition, the Registrant notes that the same investment adviser has managed the Composite since inception and that the same investment adviser, here the investment sub-adviser to the Fund, will manage the Fund in substantially the same manner as the Composite.

COMMENT 9. Prior Performance of Composite Accounts Similarly Managed by Sub-Adviser:

In the fifth paragraph, the disclosure states:

“The following performance information for the Composite was prepared in accordance with industry best practices.”

Please explain supplementally what sources comprise “industry best practices” and how the performance is determined in reliance upon these sources.

RESPONSE:

As noted above in our response to Comment #7, the Composite includes all UCITS, funds and accounts with substantially similar investment objectives, and the Registrant supplementally confirms that the performance information for the Composite has been prepared and presented in accordance with the Global Investment Performance Standards.

COMMENT 10. Statement of Additional Information: Investment Objective and Investment Limitations-Additional Information:

Please note that a fund and its adviser must consider the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information disclosure to clarify that the Fund will consider the investments of its underlying investment companies (not just underlying funds that are concentrated) when determining the Fund’s compliance with its concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policies. The Fund does not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations.

To the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that it has appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Fund, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Fund’s diversification and reduce its concentration.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Fund will continue to look through to the investments only of concentrated portfolios.

COMMENT 11. Item 28 (i) Conformed copy of Opinion and Consent of Counsel as to legality of shares being registered

Since the Fund is a new portfolio, please file an updated Opinion and Consent of Counsel as to the legality of shares being registered.

RESPONSE: The Registrant will provide an updated Opinion and Consent of Counsel as requested in the Rule 485(b) filing.

Comments for the Class A, Class C and Class R6 Shares Combined Prospectus Only

COMMENT 12. Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (1) since the expenses disclosed are not currently charged by the Fund, and the footnote is not permitted or required under Form N-1A. This disclosure may be provided in Item 12 of the Fund’s prospectus.

RESPONSE: The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Fund’s Class A Shares is “dormant” (“Dormant Fee”). While the Dormant Fee has been approved by the Fund’s Board of Trustees (the “Board”), this Dormant Fee will not be incurred or charged unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the Dormant Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 13. Appendix A: Hypothetical Investment and Expense Information –

Class A Shares

Please consider whether this is the best presentation of this information for the Class A Shares. The inclusion of the sales charge makes the presentation difficult for the shareholder to follow.

The presentation of the information for the Class C Shares and the Class R6 Shares is easier to follow and understand.

Response:

As a matter of background, pursuant to a settlement agreement with the New York State Attorney General, Federated Hermes, Inc. has been reporting Appendix A across all of its registered fund products since 2006. The narrative and numerical data appearing in Appendix A has been consistently presented in this manner since that time. Class A Shares are the only class of shares in the Fund that impose a front-end sales charge, which is incorporated into the “Hypothetical Expenses” column. The Registrant notes this statement in Appendix A’s narrative that reads: “The maximum amount of any sales charge that might be imposed on the purchase of shares (and deducted from the hypothetical initial investment of $10,000; the “Front-End Sales Charge”)” is reflected in the “Hypothetical Expenses” column. Respectfully, the Registrant is comfortable with the presentation of the Class A Shares in Appendix A and believes that the current format of Appendix is appropriate and is not misleading.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Alison Miller

Senior Paralegal